Christian Plaza (703) 456-8006 cplaza@cooley.com	VIA EDGAR

August 22, 2025

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Mr. Gary Newberry

Ms. Vanessa Robertson

Mr. Jason Drory

Ms. Laura Crotty

Re:	MapLight Therapeutics, Inc.

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted July 30, 2025

CIK No. 0001770069

Ladies and Gentlemen:

On behalf of our client, MapLight Therapeutics, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 12, 2025 (the “Comment Letter”), relating to the above referenced Amendment No. 3 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR an amendment to the Draft Registration Statement (the “Amended DRS”) with this response letter.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Prospectus Summary

Overview, page 1

1.

We note your disclosure that, based on the results of your recent Phase 1 Study 013, you believe ML-007C-MA has the potential to be a “differentiated M1/M4 muscarinic agonist with enhanced tolerability, improved ease of use and comprehensive symptom improvement.” Please provide the basis for your belief that ML-007C-MA will result in “comprehensive symptom improvement” or otherwise advise. Your disclosure should present objective information about trial results, rather than conclusions as to the safety or efficacy of your product candidates. Please revise this statement, and any others like it, to remove the conclusions or implications that your product candidates will be safe and effective, as such conclusions are within the sole authority of the FDA and comparable foreign regulators.

August 22, 2025

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 2, 83, 100, 101, 106, 109, 112 and 113 of the Amended DRS.

2.

We note your disclosure here and on page 100 that there was a “recent FDA approval of an M1/M4 muscarinic agonist paired with a peripherally restricted muscarinic antagonist...for the treatment of schizophrenia.” Please revise your disclosure to identify the recent approval you are referencing or otherwise advise.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosures on pages 2 and 101 of the Amended DRS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations, page 95

3.

We note your disclosure regarding certain grant agreements with the Michael J. Fox Foundation and “license and collaboration agreements with NeuroSolis, Stanford University, Vanderbilt University and other universities” on page 95. Please disclose the material terms of these agreements and file them as exhibits pursuant to Item 601(b)(10) of Regulation S-K, or provide an analysis supporting your determination that the agreements are not material.

Response to Comment 3:

The Company acknowledges the Staff’s comment and respectfully submits that it does not view the agreements with the Michael J. Fox Foundation, Stanford University, Vanderbilt University and other universities (collectively, the “Agreements”) as material agreements as described under Item 601 of Regulation S-K. As further described below, in reaching this determination, the Company determined that each of the Agreements was entered into in the ordinary course of the Company’s business and is not material in amount or significance. In addition, the Company is not substantially dependent on any of the Agreements.

As described in the Amended DRS, the Company is a clinical-stage biopharmaceutical company. The Company’s lead product candidate ML-007C-MA is being evaluated in two Phase 2 clinical trials for the treatment of schizophrenia and Alzheimer’s disease psychosis. The Company also has a second clinical-stage product candidate, ML-004, in its pipeline being evaluated in a Phase 2 clinical trial for the improvement of social communication deficits in patients with Autism Spectrum Disorder. The Company expects these product candidates will be its near-term value-creation drivers.

Michael J. Fox Foundation Grant Agreements

As described in Note 16 of the Company’s financial statements for the year ended December 31, 2024 included in the Amended DRS, the grant agreements executed with the Michael J. Fox Foundation (the “Grant Agreements”) each provide funds for development activities for one of the Company’s preclinical product candidates, ML-021, for the treatment of Parkinson’s Disease. Biopharmaceutical companies regularly enter into various forms of agreements to secure the capital required for the development of their product candidates. For this reason, the Company respectfully submits that the Grant Agreements were entered into in the ordinary course of the Company’s business.

August 22, 2025

The grants are payable in installments over two- and three-year terms according to certain research milestone and progress reports. The Company has received $25.7 million pursuant to the Grant Agreements since February 2020 and does not expect to receive any future payments pursuant to the Grant Agreements. This amount is not meaningful to the overall economics of the Company’s business on a cash flow basis, nor to the overall potential clinical development of ML-021. The Company’s costs far exceed the funds received, and the substantial majority of the Company’s cash funding has been derived from proceeds from equity investments from third parties. Additionally, given ML-021 is in preclinical development, any future payments to the Michael J. Fox Foundation under the Grant Agreements are inherently uncertain given ML-021 may never successfully advance through clinical trials or achieve regulatory approval. Even if any such payments occur, the payments would be immaterial to the Company’s business given they are restricted to two times the grant awards received.

As described above, the Company’s lead and second product candidates have progressed into Phase 2 clinical trials, while ML-021 is in preclinical development. Accordingly, the Company’s development of ML-021, and more importantly its business as a whole, is not “substantially dependent” on the Grant Agreements as described in Item 601(b)(10)(ii)(B) of Regulation S-K. Further, the Company respectfully advises the Staff that it does not believe filing the Grant Agreements as exhibits or providing additional information about the Grant Agreements beyond what is already disclosed would provide meaningful information to investors.

Therefore, the Company does not believe the Grant Agreements are material agreements required to be further described or filed pursuant to Item 601(b)(10) of Regulation S-K.

Vanderbilt License Agreement

Biopharmaceutical companies routinely enter into license agreements in order to secure intellectual property rights necessary or advisable for the development of additional product candidates. For this reason, the Company believes the license agreement with Vanderbilt University (the “Vanderbilt Agreement”) was entered into in the ordinary course of business.

As previously described, and as reflected in the Company’s financial statements for the year ended December 31, 2024, the upfront payments made under the Vanderbilt Agreement ($0.6 million), were immaterial to the Company’s overall cash position. The Company advises the Staff that the product candidate being developed pursuant the Vanderbilt Agreement is in preclinical studies, a far earlier stage of development than the Company’s lead and second product candidates, which are in Phase 2 clinical trials. Any future payments under the Vanderbilt Agreement pursuant to milestone achievements are inherently uncertain. Given the Company’s current strategic focus on, and the clinical development status of, its lead and second product candidates, the Company concluded that it is not “substantially dependent” as described in Item 601(b)(10)(ii)(B) of Regulation S-K on the intellectual property rights obtained under the Vanderbilt Agreement. The Company respectfully advises the Staff that it does not believe filing Vanderbilt Agreement as an exhibit or providing additional information about the Vanderbilt Agreement beyond what is already disclosed would provide meaningful information to investors.

Therefore, the Company does not believe the Vanderbilt Agreement is a material agreement required to be further described or filed pursuant to Item 601(b)(10) of Regulation S-K.

August 22, 2025

Agreements with Stanford University

Biopharmaceutical companies routinely enter into license agreements in order to secure certain intellectual property rights necessary or advisable for the identification of additional product candidates. The Company’s agreements with Stanford University (the “Stanford Agreements”) relate to intellectual property underlying the Company’s discovery platform used to identify potential additional product candidates to bring into the clinic.

Pursuant to the Stanford Agreements, the Company pays a de minimis yearly license maintenance fee and is required to make certain development milestone payments that are not material in amount. The Company will be required to pay royalties on sales, if any, of products or services derived from the licensed technology. The Company expects that, if it is ever required to make royalty payments under the Stanford Agreements, such payments would be immaterial to the Company’s business.

The Company’s core business is the development of its existing pipeline of product candidates, which, as disclosed above, the Company believes will be its near-term value-creation drivers. The Company’s initial strategic priority is the clinical development of its lead candidate through clinical trials in two different indications, potentially expanding into additional indications. The Company is also conducting a clinical trial evaluating its second product candidate. Further, the Company has two additional product candidates currently in preclinical development in its pipeline. The Company believes that if the Stanford Agreements were terminated, it could continue to conduct development activities for its existing product candidates without significant disruption. For these reasons, the Company concluded that it is not “substantially dependent” as described in Item 601(b)(10)(ii)(B) of Regulation S-K on the intellectual property rights obtained under the Stanford Agreements. The Company respectfully advises the Staff that it does not believe filing the Stanford Agreements as exhibits or providing additional information about the Stanford Agreement beyond what is already disclosed would provide meaningful information to investors.

Therefore, the Company does not believe the Stanford Agreements are material agreements required to be further described or filed pursuant to Item 601(b)(10) of Regulation S-K.

The additional agreements with other universities are similarly ordinary course agreements routinely entered into by similarly situated biopharmaceutical companies related to preclinical and clinical development of product candidates not material in amount or significance and upon which the Company is not substantially dependent.

The Company respectfully advises the Staff that it will continue to evaluate in future periods whether any of the Agreements rises to the level of substantial dependence or otherwise falls within the definition of a “material contract” under Item 601(b)(10) of Regulation S-K.

The Company further advises the Staff that the Company’s agreement with NeuroSolis is included as Exhibit 10.8 to the Amended DRS and the material terms of the agreement are described on pages 84 and 127 of the Amended DRS.

August 22, 2025

General

4.

We note your disclosure on page F-29 that Catalyst4, Inc. owns approximately 55.4% of the company’s outstanding shares as of December 31, 2024. If the company will be a “controlled company” within the meaning of Nasdaq’s rules after the offering, please revise your disclosure to make this clear and explain the implications thereof. If Catalyst4, Inc. will not own more than 50% of the voting power after the offering, please clarify.

Response to Comment 4:

The Company respectfully acknowledges the Staff’s comment and advises that it is assessing whether the Company will be a “controlled company” within the meaning of Nasdaq’s rules after the offering. If the Company determines that it will be a “controlled company” after the offering, the Company confirms that it will include the requested disclosure in a future amendment to the Amended DRS. If Catalyst4, Inc. will not own more than 50% of the voting power after the offering, the Company will include clarifying disclosure in a future amendment to the Amended DRS.

* * * *

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at (703) 456-8006 or Mark Ballantyne at (703) 456-8084.

Very truly yours,

/s/ Christian Plaza
Christian Plaza

cc:	Christopher A. Kroeger, MapLight Therapeutics, Inc.

Kristopher L. Hanson, MapLight Therapeutics, Inc.

Mark Ballantyne, Cooley LLP

Madison A. Jones, Cooley LLP

Katherine Denby, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP